Exhibit 99.3

Theratechnologies Announces Financial Results for Second Quarter of 2012

Montreal, Canada – July 12, 2012 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) (NASDAQ: THER) today announced its financial results for the second quarter ended May 31, 2012.

Second Quarter 2012 Highlights

•	U.S. prescriptions for EGRIFTATM trending up
•	Positive effect of restructuring: net loss of $1.4 million compared to $5.9 million in Q2 2011
•	Launch of TH1173 preclinical safety program
•	Regulatory setback in Europe
•	$24.5 million in liquidities at quarter-end

“Revenues this quarter continue to reflect the positive trend in U.S. prescriptions for EGRIFTATM which we have been witnessing since the beginning of the year. On the regulatory front, we faced a major setback in Europe with the withdrawal of our regulatory application and we are exploring the alternatives available with our partner Ferrer,” said John-Michel T. Huss, President and Chief Executive Officer.

“In the second quarter, we can clearly see the benefits of our December 2011 restructuring with our net loss down 76% compared to the second quarter of 2011. With a burn rate of $2.3 million this quarter, we are on track to end the year with over $20 million in cash on hand,” added Luc Tanguay, Senior Executive Vice President and Chief Financial Officer.

Second Quarter Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and unaudited consolidated financial statements for the period ended May 31, 2012, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A and unaudited consolidated financial statements can be found at www.theratech.com, www.sedar.com or www.sec.gov. Unless specified otherwise, all amounts in this press release are in Canadian dollars. As used herein, EGRIFTATM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is our trademark.

Our revenues are mainly sales of EGRIFTATM to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and the amortization of the initial payment received upon the closing of the agreement with EMD Serono.

Revenues generated from sale of goods amounted to $856,000 in the three-month period ended May 31, 2012 and $2,135,000 in the six months ended May 31, 2012, compared to $2,005,000 and $3,803,000 in the comparable periods of 2011. The higher sales in the prior-year reflect the build-up of stocks needed by EMD Serono for the EGRIFTATM launch in the U.S. market. Revenues from sale of goods are now more closely tied to sales to patients but they can also vary significantly as a function of EMD Serono’s procurement policies.

Royalties, which are almost entirely derived from the sales of EGRIFTATM, are up significantly over the comparable periods in 2011 when the product launch was in its early stages. Royalties are paid quarterly in arrears based on the calendar year. In the three- and six-month periods ended May 31, 2012, we received royalty revenue from EMD Serono of $726,000 and $1,562,000 respectively in relation to the three-month selling period from January 1, 2012 to March 31, 2012 and the six-month selling period from October 1, 2011 to March 31, 2012, compared to $190,000 and $194,000 for the comparable periods in 2011.

Our revenues also include the amortization of the initial payment of $27,097,000 received upon the closing of the agreement with EMD Serono. For the three- and six-month periods ended May 31, 2012, amounts of $1,069,000 and $2,139,000 were recognized as revenue related to this transaction, compared to $1,284,000 and $2,995,000 in the comparable periods of 2011. The decrease in the amortization amount for the current year reflects a change in the service period attributed to the initial payment. The initial payment will be fully amortized by year end 2013.

Reflecting the variations in product sales, royalties and amortization of the initial payment described above, consolidated revenues for the three- and six-month periods ended May 31, 2012 amounted to $2,656,000 and $5,846,000 compared to $3,483,000 and $7,001,000 in the comparable periods of 2011.

For the three- and six-month periods ended May 31, 2012, the cost of sales of EGRIFTATM amounted to $692,000 and $2,029,000 compared to $2,562,000 and $5,157,000 in the comparable periods of 2011. Sale of goods revenue exceeded cost of sales for the first time since EGRIFTATM was launched in the first quarter of 2011. Prior to the latest three-month period, the cost of sales exceeded revenue due to an accounting requirement that we expense certain historical inventory costs as well as the current costs related to validating back-up suppliers for raw materials and finished goods. The old inventory is now essentially depleted; however, quarter-over-quarter variations in gross margins will continue to be experienced due to the costs associated with validating additional suppliers. Cost of sales is detailed in note 4 “cost of sales” of our unaudited consolidated financial statements for the three- and six-month periods ended May 31, 2012 and May 31, 2011.

Research and development, or R&D, expenses, net of tax credits, for the three- and six-month periods ended May 31, 2012 amounted to $1,410,000 and $2,723,000 compared to $3,072,000 and $6,065,000 in the comparable periods of 2011, decreases of 54% and 55% respectively. The significant reduction in R&D expenses is largely attributable to restructuring and the adoption of a more focused business plan. R&D expenses in the six months ended May 31, 2012 were associated with helping our commercial partners to pursue regulatory approvals in their respective jurisdictions, the Phase 4 clinical trial, pursuing the development of TH1173 and the new formulation of EGRIFTATM.

Selling and market development expenses for the three- and six-month periods ended May 31, 2012 amounted to $256,000 and $517,000 compared to $569,000 and $1,046,000 in the comparable periods of 2011, decreases of 55% and 50% respectively. With licensing agreements now in place in major markets, the ongoing selling and market development expenses are reduced to the costs of managing our relationships with our commercial partners.

General and administrative expenses for the three- and six-month periods ended May 31, 2012 amounted to $1,795,000 and $3,838,000 compared to $3,695,000 and $6,910,000 in the comparable periods of 2011, decreases of 51% and 44% respectively. The expenses in the 2012 periods were considerably lower as a result of the restructuring. In addition, the expenses in 2011 included the cost of the proposed financing, costs related to the change in leadership of the Company, many of which were entirely expensed in the first three months of the 2011 fiscal year, as well as all of the annual compensation paid to the directors in deferred stock units, which was also expensed in the first three months of 2011. In 2012, deferred stock units granted as compensation to our directors are being expensed on a quarterly basis.

In December 2011, we restructured the business to concentrate the Company’s efforts on EGRIFTATM and on developing TH1173, giving rise to restructuring costs of $6,058,000 in the three months ended February 29, 2012. An additional $115,000 of restructuring costs was incurred in the three months ended May 31, 2012. The largest restructuring cost is an onerous lease provision of $4,055,000, which is based on the Company now occupying approximately fifty percent of its leased premises. Other restructuring costs include employee termination benefits of $1,249,000, costs associated with terminating the COPD clinical program of $1,072,000 and professional fees of $278,000.

Finance income for the three- and six-month periods ended May 31, 2012 was $241,000 and $518,000 compared to $455,000 and $827,000 in the comparable periods of 2011. Interest revenues in 2012 were lower than 2011 due to the gradual decline in the portfolio size as investments are liquidated to fund operations.

Finance costs for the three months ended May 31, 2012 were $51,000. In the six months ended May 31, 2012 there was a gain of $16,000 due to positive foreign exchange fluctuations. In the comparable periods of 2011, finance costs were $12,000 and $589,000. Finance costs for the first three months of 2011 include a foreign exchange loss of $550,000 incurred upon receipt of a US$25,000,000 milestone payment from EMD Serono. The milestone payment had originally been converted into the functional currency of the Company at the more favorable exchange rate in effect at the November 30, 2010 fiscal year end for an exchange gain of $635,000 at that time.

Taking into account the revenues and expenses described above, we recorded a net loss of $1,417,000 in the three months ended May 31, 2012 compared to $5,941,000 in the comparable period of 2011. For the six-month period ended May 31, 2012 the net loss was $8,901,000 (including $6,173,000 of restructuring costs) compared to $11,873,000 in the comparable period of 2011. On a per share basis, the net loss for three months ended May 31, 2012 was $0.02 compared to $0.10 in the comparable period of 2011. Net loss per share for the six months ended May 31, 2012 was $0.15 (including the per share impact of the restructuring costs) compared to $0.20 in the comparable period of 2011.

At May, 31, 2012, liquidities, which include cash and bonds, amounted to $24,000,000 and tax credits and grants receivable amounted to $517,000, for a total of $24,517,000.

Use of cash from operating activities for the three- and six-month periods ended May 31, 2012 was $4,440,000 and $12,369,000 compared to $7,957,000 and $15,721,000 in the comparable periods of 2011. The current-year amounts include the cash impact of the December restructuring.

For the three months ended May 31, 2012, cash used in operating activities, before changes in operating assets and liabilities amounted to $1,245,000, and change in deferred revenue amounted to $1,072,000 for a total of $2,317,000.

Conference Call Details

A conference call will be held today at 8:30 a.m. ET to discuss the results. The call will be hosted by John-Michel T. Huss, President and Chief Executive Officer, and Luc Tanguay, Senior Executive Vice President and Chief Financial Officer. The conference call is open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-800-750-5849 (North America) or 1-416-981-9000 (International). The conference call will also be accessible via webcast at www.theratech.com. Audio replay of the conference call will be available until July 26, 2012, by dialling 1-800-558-5253 (North America) or 1-416-626-4100 (International) and by entering the playback code 21598536.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THER) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. For more information about Theratechnologies, please visit www.theratech.com. Additional information, including the public documents filed by Theratechnologies, is also available on SEDAR at www.sedar.com and on the Securities and Exchange Commission’s website at www.sec.gov.

Forward-Looking Information

This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain words such as “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. This forward-looking information includes, but is not limited to, information regarding sales of EGRIFTAtm in the United States, our cash position at the end of our fiscal year and the development of TH1173.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions made in preparing the forward-looking information include, but are not limited to, the assumption that sales of EGRIFTATM in the United States will continue to increase, EGRIFTAtm will not be subject to defects or to a recall, our relations with our commercial partners and our third-party suppliers of EGRIFTATM will be conflict-free and such third-party suppliers will have enough capacity to manufacture and supply EGRIFTATM to meet its demand and will manufacture on a timely-basis, the results from the ongoing studies with TH1173 will be positive and we will have the financial capacity to pursue the development of TH1173 and no unforeseen expenses will be incurred by the Company until its fiscal year-end. These risks and uncertainties include, but are not limited to, the risk that patients in the United States stop taking EGRIFTATM , that physicians stop prescribing EGRIFTATM, that conflicts occur with our commercial partners jeopardizing the commercialization of EGRIFTATM, that the supply of EGRIFTATM to our commercial partners is delayed or suspended as a result of problems with our suppliers, that EGRIFTATM is withdrawn from the market as a result of defects or recalls, that our intellectual property is not adequately protected, that the ongoing development work on TH1173 do not yield positive results causing us to halt the development of TH1173, that we do not have the financial capacity to pursue the development of TH1173 and that unforeseen expenses must be incurred by the Company prior to its fiscal year-end.

We refer potential investors to the “Risk Factors” section of our Annual Information Form (AIF) dated February 27, 2012. The AIF is available at www.sedar.com and at www.sec.gov under our public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Roch Landriault

NATIONAL Public Relations

Phone: 514 843-2345

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